APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Comala
Income Statement - unaudited
For the periods ended 5/12/2020

| | Current Period |
	12/3/2019 to 5/12/2020
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-

Income Tax Expense   -
TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ -

Comala
Balance Sheet - unaudited
For the period ended 4/1/2020

	Current Period
	12/3/19-4/1/2020
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-

Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

I, <u>Sofia Cerda Comparo</u>, certify that:

1. The financial statements of Comala LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Comala LLC has not been included in this Form as Comala LLC was formed on 12/03/2019 and has not filed a tax return to date.

Signature   *Sofia Cerda Comparo*

Name: Sofia Cerda Comparo

Title: Ms